Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 March 30, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



     Re:                           FT 8663
          Municipal Advantage Closed-End and ETF Portfolio, Series 59
                                 (the "Trust")
                      CIK No. 1799247 File No. 333-236936
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Registration Statement
----------------------

      1. BECAUSE THE FINAL REGISTRATION STATEMENT FOR THE TRUST WILL BE FILED AFTER APRIL 1, 2020, PLEASE INCLUDE HYPERLINKS FOR THE EXHIBITS AND OTHER INFORMATION INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT, IF PUBLICLY AVAILABLE ON EDGAR. SEE RULES 411 UNDER THE SECURITIES ACT OF 1933 AND 0-4 UNDER THE INVESTMENT COMPANY ACT OF 1940. THE STAFF NOTES THAT ALL EXHIBIT LISTS (INCLUDING THE ONE REQUIRED IN PART C) MUST INCLUDE LINKS TO EVERY EXHIBIT FILED WITH THE REGISTRATION STATEMENT OR INCORPORATED BY REFERENCE. SEE INSTRUCTION 5 TO ITEM 28 OF FORM N-1A AND RULE 102(D) AND RULE 105(D) OF REGULATION S-T.

      Response: The final Registration Statement for the Trust will be updated in accordance with this comment.

Risk Factors
------------

      2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: The Trust does not expect to have material exposure to municipal securities issued by any jurisdiction experiencing financial distress.

      3. THE STAFF NOTES THAT SIGNIFICANT MARKET EVENTS HAVE OCCURRED SINCE THIS REGISTRATION STATEMENT WAS FILED AS A RESULT OF THE COVID-19 PANDEMIC. PLEASE CONSIDER WHETHER THE TRUST'S DISCLOSURES, INCLUDING RISK DISCLOSURES, SHOULD BE REVISED BASED ON HOW THESE EVENTS ARE AFFECTING BOTH DEBT AND EQUITY MARKETS. IF THE TRUST BELIEVES THAT NO ADDITIONAL DISCLOSURE IS WARRANTED, PLEASE EXPLAIN WHY NOT SUPPLEMENTALLY.

      Response: The following disclosure will be included as the second paragraph of the "Current Economic Conditions" risk:

      Local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility. The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

      Additionally, the following disclosure will be included as the final paragraph of the "Municipal Bonds" risk:

      The costs associated with combatting the COVID-19 pandemic and the negative impact on tax revenues has adversely affected the financial condition of many states and political subdivisions. The effects of this pandemic could affect the ability of states and political subdivisions to make payments on debt obligations when due and could adversely impact the value of their bonds, which could negatively impact the performance of the Trust.

      4. PLEASE CONSIDER WHETHER "INTEREST RATE RISK" SHOULD BE UPDATED IN LIGHT OF CURRENT EVENTS.

      Response: The Trust believes that the risks related to current events have been disclosed in the "Current Economic Conditions" risk.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                 By /s/ Daniel J. Fallon
                                                    ________________________
                                                    Daniel J. Fallon